UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 1Q14 PASSENGER TRAFFIC UP 6.16% YOY

México D.F., April 23, 2014 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three-month period ended March 31, 2014.

1Q14 Highlights1:

•         EBITDA2 increased by 3.68% to Ps.951.03 million

•         Total passenger traffic was up 6.16%

•         Total revenues increased by 0.63%, reflecting increases of 3.04% in aeronautical revenues and 11.32% in non-aeronautical revenues, partially offset by a decline of 76.65% in construction services revenues

•         Commercial revenues per passenger increased by 5.00% to Ps.77.95

•         Operating profit increased by 2.93%

•	EBITDA margin rose to 68.76% from 66.74% in 1Q13.

__

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three-month period ended March 31, 2014, and the equivalent three-month period ended March 31, 2013. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.13.0549.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.
ASUR 1Q14, Page 1 of 17

Passenger Traffic

For the first quarter of 2014, total passenger traffic increased year-over-year by 6.16%. Domestic passenger traffic rose by 4.85% while international passenger traffic increased by 6.90%.

The 4.85% growth in domestic passenger traffic was driven by increases at Minatitlán, Mérida,Villahermosa, Cancún, Veracruz, Tapachula and Oaxaca. The 6.90% growth in international passenger traffic resulted mainly from an increase of 6.54% in international traffic at the Cancún airport.

It should be noted that during 2013 Holy Week fell in March while in 2014 it fell in April.

Table I: Domestic Passengers (in thousands)

Airport	1Q13	1Q14	% Change
Cancún	1,011.3	1,026.0	1.45
Cozumel	20.7	15.4	(25.60)
Huatulco	91.3	87.5	(4.16)
Mérida	270.8	301.9	11.48
Minatitlán	32.0	52.1	62.81
Oaxaca	102.0	106.8	4.71
Tapachula	35.3	40.7	15.30
Veracruz	209.8	222.8	6.20
Villahermosa	215.9	232.2	7.55
TOTAL	1,989.1	2,085.5	4.85

Note: Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)

Airport	1Q13	1Q14	% Change
Cancún	3,275.2	3,489.5	6.54
Cozumel	130.6	152.5	16.77
Huatulco	55.0	61.6	12.00
Mérida	31.6	31.1	(1.58)
Minatitlán	1.6	1.9	18.75
Oaxaca	15.0	16.3	8.67
Tapachula	1.9	3.1	63.16
Veracruz	22.7	20.4	(10.13)
Villahermosa	12.8	14.9	16.41
TOTAL	3,546.4	3,791.2	6.90

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 1Q14, Page 2 of 17

Table III: Total Passengers (in thousands)

Airport	1Q13	1Q14	% Change
Cancún	4,286.5	4,515.6	5.34
Cozumel	151.3	167.8	10.91
Huatulco	146.3	149.1	1.91
Mérida	302.4	333.0	10.12
Minatitlán	33.6	54.0	60.71
Oaxaca	117.0	123.1	5.21
Tapachula	37.2	43.8	17.74
Veracruz	232.5	243.3	4.65
Villahermosa	228.7	247.1	8.05
TOTAL	5,535.5	5,876.6	6.16

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q14

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport in Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118.00 million capital contribution to Aerostar corresponding to its 50% membership interest in Aerostar. ASUR accounts for its ownership stake in Aerostar through the equity method, in accordance with IFRS. In addition, ASUR made a US$100.00 million subordinated shareholder loan to Aerostar in 1Q13.

Total revenues for 1Q14 increased year-over-year by 0.63% to Ps.1,383.14 million. This was mainly due to increases of:

•	3.04% in revenues from aeronautical services, mainly as a result of the 6.16% increase in passenger traffic;

•	11.32% in revenues from non-aeronautical services, principally reflecting the 11.44% increase in commercial revenues detailed below.

These increases were partially offset by the 76.65% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

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Commercial revenues increased by 11.44% year-over-year during 1Q14, principally due to the 6.16% increase in total passenger traffic. There were increases in revenues from the following activities:

•	14.23% in retail operations;
•	12.87% in food and beverage;
•	5.36% in duty-free stores;
•	5.24% in advertising;
•	17.62% in car rental revenues;
•	19.68% in other revenue;
•	9.93% in ground transportation;
•	18.62% in banking and currency exchange services;
•	12.40% in parking lot fees; and
•	3.38% in teleservices.

Retail and Other Commercial Space
Opened since March 31, 2013

Business Name	Type	Opening Date
Cancun
Tequileria	Duty Free	May 2013
Farmacias (4)	Retail	June 2013
NI Digital	Teleservices	October 2013
Convenience Stores (3 in T1)	Convenience Store Ventas detalle	November 2013
Entretenimiento A Tu Alcance (4 in T1)	Food & Beverage	November 2013
Servicios Turísticos	Tourism Booth	November 2013
MAC T3	Retail	December 2013
MOBO (2 in T2)	Retail	November 2013
Dufry T1	Retail	December 2013
Island Cabo (2 in T1)	Retail	December 2013
Sunglass Hut	Retail	December 2013
Oakley	Retail	January 2014
Secure Wrap	Retail	February 2014
Sunglass Hut	Retail	March 2014
Blanc Du Nil	Retail	March 2014
Merida
National	Retail	December 2013
Abito	Retail	March 2014
Veracruz
Sunglass Hut	Retail	February 2014

ASUR 1Q14, Page 4 of 17

Business Name	Type	Opening Date
Villahermosa
National	Car Rentals	December 2013
Oaxaca
Rentame	Car Rentals	December 2013
Sunglass Hut	Retail	March 2014
Huatulco
Sunglass Hut	Retail	March 2014
Minatitlán
Sunglass Hut	Retail	March 2014

Table IV: Commercial Revenues per Passenger for 1Q14

	1Q13	1Q14	% Change
Total Passengers (‘000)	5,583	5,926	6.14
Total Commercial Revenues	414,496	461,922	11.44
Commercial revenues from direct operations (1)	91,463	108,340	18.45
Commercial revenues excluding direct operations	323,033	353,582	9.46

	1Q13	1Q14	% Change
Total Commercial Revenue per Passenger	74.24	77.95	5.00
Commercial revenue from direct operations per passenger (1)	16.38	18.28	11.60
Commercial revenue per passenger (excluding direct operations)	57.86	57.67	3.13

Note: For purposes of this table, approximately 47,700 and 48,900 transit and general aviation passengers are included in 1Q13 and 1Q14, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 1Q14, ASUR recognized Ps.21.11 million in revenues from “Construction Services”, a 76.65% year-on-year decrease, because of lower capital expenditures in concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the decline in Construction Revenues in 1Q14 did not result in a proportionate decrease in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

ASUR 1Q14, Page 5 of 17

Total operating costs and expenses for 1Q14 declined 2.71% year-over-year. This was primarily due to the following declines:

•	76.65% in construction costs, reflecting lower levels of capital improvements made to concessioned assets during the period; and

•	8.06% in administrative expenses, reflecting higher expenses in 1Q13, principally professional fees and travel expenses related to the SJU privatization project, as well as the preparation of the Master Development Plan.

These declines were partially offset by the following increases:

•         19.91% in cost of services, principally due to the reopening of Terminal 1 at Cancun Airport in November 2013, as well as the higher cost of sales derived from the increase in sales at convenience stores directly operated by ASUR. Comparisons also reflect the reimbursement to ASUR in 1Q13 of fees previously paid to third parties in connection with the Company’s participation in the SJU privatization project;

•	3.64% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	4.59% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	9.59% in depreciation and amortization, resulting mainly from capitalized investments.

Table V: Operating Costs and Expenses for 1Q14

	1Q13	1Q14	% Change
Cost of Services	216,949	260,138	19.91
Construction Costs	90,427	21,113	(76.65)
Administrative	42,461	39,038	(8.06)
Technical Assistance	48,322	50,080	3.64
Concession Fees	59,032	61,739	4.59
Depreciation and Amortization	103,145	113,035	9.59
TOTAL	560,336	545,142	(2.71)

ASUR 1Q14, Page 6 of 17

Operating margin for the quarter was 60.59% compared to 59.23% in 1Q13, reflecting an increase of 0.63% in revenues and a decline of 2.71% in expenses during the period.

Comprehensive Financing Gain (Loss) for 1Q14 was a Ps.2.50 million gain, compared to a Ps.46.19 million gain in 1Q13. The decrease in the gain was principally due to the impact of the 0.22% appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position as compared to a 4.66% appreciation in 1Q13.

Interest expenses increased by Ps.2.97 million, reflecting a higher loan balance in 1Q14, while interest income decreased by Ps.8.92 million during the period due to the decline in income from short-term investments resulting from the lower cash balance during the period as a result of the dividend payment in December 2013.

Table VI: Comprehensive Financing Result (Cost)

	1Q13	1Q14	Change	% Change
Interest income	31,298	22,382	(8,916)	(28.49)
Interest expenses	(16,508)	(19,483)	(2,974)	18.02
(Loss) gains on valuation of Derivatives	--	--	--	--
Foreign exchange gain (loss), net	31,401	(401)	(31,803)	(101.28)
Total	46,191	2,498	(43,693)	(94.59)

Income (loss) from Equity Investment in Joint Venture. During 1Q14 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.10.55 million. In addition, ASUR recorded a Ps.3.26 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar in 1Q14.

During 1Q14 total passenger traffic at the SJU airport was 2,158,361.

Income Taxes.

On January 1, 2014, a comprehensive Income Tax Law reform package entered into effect, repealing the IETU tax and causing the cancellation of deferred IETU. As a result, ASUR completed a financial valuation of its subsidiaries that were subject to this tax and now must recognize a deferred income tax.

ASUR 1Q14, Page 7 of 17

Income taxes for 1Q14 declined by Ps.35.04 million, or 13.92% year-over-year, principally due to the following factors:

•         A Ps.6.90 million decline in IETU as a result of the repeal of the IETU Law starting on January 1, 2014;

•         A Ps.27.42 million decrease in the provision for income taxes, reflecting the decline in taxable income;

•         A Ps.5.65 million increase in deferred income taxes resulting from the recognition of the effects of inflation in the residual value of assets at the Veracruz and Villahermosa airports as a result of the repeal of the IETU Law and the increase in the applicable tax rate to 30% from 28% according to the new provisions of the Income Tax Law; and

•	A Ps.5.92 million decrease in deferred IETU principally due to the repeal of the IETU Law.

Net income for 1Q14 increased by 30.37% to Ps.634.38 million from Ps.486.61 million in 1Q13. Earnings per common share for the quarter were Ps. 2.1146, or earnings per ADS (EPADS) of US$1.6198 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.6220, or EPADS of US$1.2425, for the same period last year. This increase resulted principally from the Ps.10.55 million gain in 1Q14 corresponding to our equity participation in Aerostar, our joint venture to operate SJU Airport, compared to thes Ps.122.05 million loss reported in 1Q13, as well as the 0.63% increase in ASUR’s revenues and the 2.71% reduction in expenses during the first quarter of 2014.

Table VII: Summary of Consolidated Results for 1Q14

	1Q13	1Q14	% Change
Total Revenues	1,374,508	1,383,136	0.63
Aeronautical Services	814,423	839,222	3.04
Non-Aeronautical Services	469,658	522,801	11.32
Commercial Revenues	414,496	461,923	11.44
Construction Services	90,427	21,113	(76.65)
Operating Profit	814,172	837,993	2.93
Operating Margin %	59.23%	60.59%	2.29%
EBITDA	917,317	951,029	3.68
EBITDA Margin %	66.74%	68.76%	3.03%
Net Income	486,607	634,376	30.37
Earnings per Share	1.6220	2.1146	30.37
Earnings per ADS in US$	1.2425	1.6198	30.37

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.0549.

ASUR 1Q14, Page 8 of 17

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q14 were Ps.1,032.51 million, resulting in an annual average tariff per workload unit of Ps.171.67. ASUR’s regulated revenues accounted for approximately 74.65% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On March 31, 2014, airport concessions represented 71.96% of the Company’s total assets, with current assets representing 13.89% and other assets representing 14.15%.

Cash and cash equivalents on March 31, 2014, were Ps.1,603.41 million, a 27.30% increase from the Ps.1,259.56 million in cash and cash equivalents recorded on December 31, 2013.

Shareholders’ equity at the close of 1Q14 was Ps.16,915.33 million and total liabilities were Ps.4,903.80 million, representing 77.52% and 22.47% of total assets, respectively. Deferred liabilities represented 33.52% of the Company’s total liabilities.

Total bank debt at March 31, 2014 was Ps.2,811.82 million, including Ps.6.10 million in accrued interest and commissions.

In September of 2011, our Veracruz airport subsidiary entered into a three-year credit agreement of Ps.50.00 million. The terms include a floating interest rate equal to TIIE plus 0.75% and quarterly principal payments. During 1Q14, ASUR made aggregate principal payments of Ps.5.5 million in connection with this credit agreement.

In the fourth quarter of 2011, our Cancún airport subsidiary obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300.00 million and Ps.1,500.00 million, respectively.

On February 15, 2013, our Cancún airport subsidiary executed an agreement for bank loans of US$107.50 million from each of BBVA Bancomer and Merrill Lynch, for a total of U.S.$215.00 million. The loans have a five-year term, amortize in four semi-annual payments of 2.5% of the aggregate amount of the loans beginning on February 15, 2016 and a final payment of the

ASUR 1Q14, Page 9 of 17

aggregate principal amount of the loans outstanding on the maturity date, which is February 15, 2018. The loans are denominated in U.S. dollars and charge interest at a rate equal to three-month LIBOR plus 1.99%. Proceeds from the loans were used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar. These loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V. In connection with these loans, BBVA Bancomer’s authorization for bank loans as described above was drawn down by US$107.50 million during 1Q13.

While the BBVA Bancomer and Merrill Lynch facility is outstanding, ASUR and its subsidiaries are not permitted to make any fundamental change to its corporate structure, or create any liens upon any of its property or sell any assets that exceed more than 10% of ASUR’s consolidated total assets.

Additionally, the credit facility requires that ASUR and its subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or less than 3.00:1.00 as of the last day of each fiscal quarter. If ASUR fails to comply with these covenants, this facility restricts its ability to pay dividends to its shareholders. Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately. As of the date of this report, ASUR was in compliance with those covenants.

ASUR’s Cancún airport subsidiary and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for US$350.00 million in senior secured notes issued by, and a US$60.00 million credit facility obtained by, Aerostar.

Capital Expenditures

During 1Q14, ASUR made investments of Ps.36.77 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

1Q14 Earnings Conference Call

Day: Thursday, April 24, 2014

Time: 10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number: 1-888-240-9314 (US & Canada) and 1-913-312-1513 (International & Mexico)

Access Code: 8837291

Please dial in 10 minutes before the scheduled start time.

ASUR 1Q14, Page 10 of 17

Replay:	Thursday, April 24, 2014 at 1:00 PM US ET, ending at midnight US ET on Thursday, May 1, 2014. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 8837291

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules article 4.033.01 ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

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ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to March 31, 2014 and 2013

Thousands of Mexican pesos

Item	Cumulative 2013			Cumulative 2014			1Q 2013			1Q 2014		
	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS
Revenues												
Aeronautical Services	814,423		814,423	839,222		839,222	814,423		814,423	839,222		839,222
Non-Aeronautical Services	469,658		469,658	522,801		522,801	469,658		469,658	522,801		522,801
Construction Services	90,427		90,427	21,113		21,113	90,427		90,427	21,113		21,113
Total Revenues	**1,374,508**	-	**1,374,508**	**1,383,136**	-	**1,383,136**	**1,374,508**	-	**1,374,508**	**1,383,136**	-	**1,383,136**
Operating Expenses												
Cost of Services	216,141	808	216,949	259,654	484	260,138	216,141	808	216,949	259,654	484	260,138
Cost of Construction	90,427		90,427	21,113		21,113	90,427		90,427	21,113		21,113
General and Administrative Expenses	252,960		252,960	263,891		263,891	252,960		252,960	263,891		263,891
Total Operating Expenses	**559,528**	**808**	**560,336**	**544,658**	**484**	**545,142**	**559,528**	**808**	**560,336**	**544,658**	**484**	**545,142**
Operating Income	**814,980**	**(808)**	**814,172**	**838,477**	**(484)**	**837,993**	**814,980**	**(808)**	**814,172**	**838,477**	**(484)**	**837,993**
Comprehensive Financing Cost												
Interest Receivable	31,298		31,298	22,382		22,382	31,298		31,298	22,382		22,382
Interest Payable	(16,509)		(16,509)	(19,483)		(19,483)	(16,509)		(16,509)	(19,483)		(19,483)
Exchange (Losses) Gains, net	31,401		31,401	(401)		(401)	31,401		31,401	(401)		(401)
Loss (gains) on Valuation of Derivative						-	0		-	-		-
Financial Instruments	-		-	-		-	0		-	-		-
Participation in the Results of Associates	(122,054)		(122,054)	10,551		10,551	(122,054)		(122,054)	10,551		10,551
Non-Ordinary Item												
Non-Ordinary Item	8	(8)	0	5	(5)	-	8	(8)	0	5	(5)	-
Income Before Income Taxes	**739,108**	**(800)**	**738,308**	**851,521**	**(479)**	**851,042**	**739,108**	**(800)**	**738,308**	**851,521**	**(479)**	**851,042**
Provision for IETU	6,992		6,992	116		116	6,992		6,992	116		116
Provision for Income Tax	263,227	-	263,227	(51,344)	287,148	235,804	263,227	-	263,227	(51,344)	287,148	235,804
Provision for Asset Tax	2,866		2,866	2,395		2,395	2,866		2,866	2,395		2,395
Deferred Income Taxes	(27,301)		(27,301)	(21,647)		(21,647)	(27,301)		(27,301)	(21,647)		(21,647)
Deferred IETU	5,860	58	5,918	-		-	5,860	58	5,918	-		-
Net Income for the Year	**487,465**	**(858)**	**486,607**	**922,003**	**(287,627)**	**634,376**	**487,465**	**(858)**	**486,607**	**922,003**	**(287,627)**	**634,376**
Earnings per share	**1.62**	**(0.00)**	**1.62**	**3.07**	**(0.96)**	**2.11**	**1.62**	**(0.00)**	**1.62**	**3.07**	**(0.96)**	**2.11**
Earnings per American Depositary Share (in U.S. Dollars)	**1.24**	**(0.00)**	**1.24**	**2.35**	**(0.73)**	**1.62**	**1.24**	**(0.00)**	**1.24**	**2.35**	**(0.73)**	**1.62**
Exchange Rate per U.S. Dollar Ps. 13.0549

ASUR 1Q14, Page 16 of 17

ASUR 1Q14, Page 17 of 17

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 23, 2014